News Release

Algonquin Power & Utilities Corp. Announces
2014 Second Quarter Financial Results and Significant Progress on Development Projects
OAKVILLE, Ontario – August 14, 2014 - Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC”), today announced financial results for the second quarter ended June 30, 2014.

Financial Highlights:

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For the second quarter of 2014, revenue was $189.3 million compared to $148.8 million in the second quarter of 2013. The increase in revenue over the same period in 2013 is primarily the result of regulated utility acquisitions including Peach State Gas, New England Gas, and Pine Bluff Water, higher customer demand at EnergyNorth Gas, higher rates at Granite State Electric, and the impact of the stronger U.S. dollar. For the first six months of 2014, APUC generated revenue of $532.4 million as compared to $342.1 million in the first six months of 2013.

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APUC reported net earnings from continuing operations of $15.3 million or $0.06 per share in the second quarter of 2014 compared to net earnings from continuing operations of $15.8 million or $0.07 per share in the second quarter of 2013. APUC reported net earnings from continuing operations of $50.9 million or $0.22 per share as compared to $36.1 million or $0.16 per share for the first six months of 2013.

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APUC reported adjusted net earnings[1] of $16.5 million or $0.07 per share in the second quarter of 2014 compared to adjusted net earnings[1] of $14.9 million or $0.07 per share in the second quarter of 2013. APUC reported adjusted net earnings[1] of $53.3 million or $0.24 per share as compared to $34.5 million or $0.16 per share for the first six months of 2013.

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Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization (“Adjusted EBITDA” 1) was $66.4 million in the second quarter of 2014 compared to $56.4 million in the second quarter of 2013. APUC reported Adjusted EBITDA[1] of $164.8 million compared to $119.5 million for the first six months of 2013. The increase in Adjusted EBITDA[1] is primarily due to acquisitions completed in 2013, the impact of rate case settlements in the utilities business, and a stronger U.S. dollar.

Dividend Increase:

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On August 14, 2014, APUC’s Board of Directors approved a dividend increase from a total annual dividend of CDN $0.34 to a total annual dividend of U.S. $0.35, paid quarterly at a rate of U.S. $0.0875 per common share. Based on the Bank of Canada noon U.S. dollar exchange rate as of August 14, 2014, the change in dividend is an equivalent dividend of CDN $0.382 which represents an approximate 12.4% annual increase. The change in the currency of the dividend better aligns APUC's dividend policy with the currency profile of its cash flows, which are predominantly generated in the U.S.

Growth Highlights:

•	During the quarter, significant progress was achieved on the advancement of several of APUC's power development projects.

◦	Cornwall Solar, APUC’s first solar generating station, recorded a full quarter of commercial operations, generating total revenue of $2.4 million.

◦	Construction of APUC's second solar generating station in Bakersfield, California began during the quarter. The project is expected to commence operations in late 2014 or early 2015.

◦	Construction is well advanced at the 24 MW St. Damase wind generating station in Quebec. The project is expected to commence operations early in the first quarter of 2015.

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Development of the 23 MW Morse Wind generating station in Saskatchewan continued to progress in the second quarter. Construction has now started with the project expected to commence operations in the first half of 2015.

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During the quarter, APUC received approval from the Georgia Public Service Commission for an annual revenue increase of U.S. $4.7 million at the Peach State Gas System. Additionally, an annual rate increase of U.S. $1.8 million was granted by the Arizona Corporation Commission for the Litchfield Park Service Company.

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On May 30, 2014 APUC's regulated utility business acquired the assets of the White Hall Water System, a regulated water distribution and wastewater treatment utility located in White Hall, Arkansas. The system serves a total of approximately 4,300 customers. The total purchase price for the White Hall Water System assets was approximately U.S. $4.5 million.

Corporate Highlights:

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On July 31, 2014, Algonquin Power Co. increased the credit available under the senior unsecured credit facility to $350 million from $200 million. The larger facility will be used to provide additional liquidity in support of Algonquin Power Co.'s development project pipeline.

“Successful execution on our growth strategy has contributed to our strong financial performance in second quarter results, and has allowed our board to increase our dividend by over 12% beginning this quarter," said Ian Robertson, Chief Executive Officer. "I am pleased that we have made significant progress on our St. Damase Wind, Morse Wind and Bakersfield Solar facilities in the second quarter which are expected to bring nearly 70 MW of new renewable power generation to our portfolio in early 2015. We are investing half a billion dollars in our business this year which will allow us to continue to deliver increasing earnings and cash flow to our shareholders."

APUC’s supplemental information is available on the web site at www.algonquinpowerandutilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 15, 2014, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details:
Date: Friday, August 15, 2014
Start Time: 10:00 a.m. eastern
Phone Number: Toll free within North America: 1-866-530-1553 or Local 416-847-6330.

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-888-203-1112 or 647-436-0148 access code 6907730 from August 15, 2014 until August 29, 2014.

About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities owns and operates a diversified $3.6 billion portfolio of regulated and non-regulated utilities in North America. The regulated utility business provides water, electricity and natural gas utility services to 485,000 customers through a portfolio of regulated generation, transmission and distribution utility systems. The non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Kelly Castledine
Algonquin Power & Utilities Corp.
2845 Bristol Circle, Oakville, Ontario, L6H 7H7
Telephone: (905) 465-4500
Website: www.AlgonquinPowerandUtilities.com

Caution Regarding Forward-Looking Information and non-GAAP Financial Measures
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

(1)	Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms “adjusted net earnings” and Adjusted EBITDA, are used in this press release. The terms “adjusted net earnings” and Adjusted EBITDA are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings” and Adjusted EBITDA, consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings” and Adjusted EBITDA can be found in the Management’s Discussion & Analysis for the quarter ended June 30, 2014.

Adjusted net earnings
Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.

Adjusted EBITDA
EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.

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